Exhibit 99.1

HIGHLIGHTS

“After a challenging year in the product tanker market, we saw a recovery towards the end of 2021. On average, Q4 2021 rates were more than USD/day 1,000 higher than rates in Q4 2020 and Q3 2021 resulting in an EBITDA of USD 42.9m and a loss before tax of USD -8.0m,” says Executive Director Jacob Meldgaard and adds: “In recent months, global oil demand has returned to 2019 levels, and we have seen improved freight rates, but also volatility that may be reinforced by the Russian invasion of Ukraine.”

RESULT
In Q4 2021, TORM achieved TCE rates of USD/day 13,929 (2020, same period: USD/day 12,863) and an EBITDA of USD 42.9m (2020, same period: USD 8.0m). The loss before tax amounted to USD -8.0m (2020, same period a loss of USD -39.7m), and loss per share (EPS) was USD -0.10 or DKK -0.65 (2020, same period loss per share: USD -0.54 or DKK -3.37). Cash flow from operating activities was positive at USD 12.7m in Q4 2021 (2020, same period: USD 20.2m), and Return on Invested Capital (RoIC) was 0.8% (2020, same period: -6.7%).

In the full year of 2021, TORM achieved TCE rates of USD/day 13,703 (2020, same period: USD/day 19,800) and an EBITDA of USD 136.9m (2020, same period: USD 271.9m). The loss before tax for the full year of 2021 amounted to USD -40.8m (2020, same period a profit of USD 89.5m), and loss per share (EPS) was USD –0.54 or DKK -3.40 (2020, same period positive: USD 1.19 or DKK 7.78). Cash flow from operating activities was positive at USD 47.9m for the full year of 2021 (2020, same period: USD 235.8m). Return on Invested Capital (RoIC) for the full year of 2021 was 0.0% (2020, same period: 7.8%).

MARKET CONDITIONS
In Q4 2021, the product tanker market was supported by the US Gulf refineries returning from Hurricane Ida related outages in Q3 2021 and strong import demand from South America. However, low product exports from Asia, the slowly increasing OPEC+ production and related continued stock draws as well as a weak crude tanker market kept the general product tanker market freight rates under pressure.

OPERATIONAL UPDATE
During Q4 2021, TORM has fully maintained its operations thanks to the One TORM platform despite the new COVID-19 Omicron variant. After successful vaccination programs for seafarers and land-based employees, booster doses are being encouraged and arranged for all employees based on their eligibility and local requirements. We have been able to safeguard the health of both our sea-based and land-based employees. We can now observe that many countries are again opening up their societies recognizing that the Omicron variant is manageable for their health systems, and we will as always continue to operate at the highest safety standards.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	1

HIGHLIGHTS

VESSEL TRANSACTIONS
During Q4 2021, TORM completed the sale and leaseback of eight of the planned nine refinancings of existing MR vessels built from 2010 to 2012 with a Chinese financial institution. Early January 2022, TORM completed the sale and leaseback transaction of the last of the nine MR vessels. The transaction was already highlighted in our Q3 2021 reporting, and ended up giving a liquidity contribution of USD 73.7m and provided TORM with more asset optionality both during and at the end of the leasing arrangements.

In Q4 2021, TORM took delivery of TORM Helene, the first one of two LR2 vessels from our newbuilding program announced during Q1 2020. The last LR2 newbuilding (TORM Houston) was delivered in January 2022.

TORM Emilie and TORM Tevere were sold late 2021 and early 2022, respectively. Deliveries are expected during first half of 2022 subject to technical inspection.

LIQUIDITY
As of 31 December 2021, TORM’s available liquidity was USD 209.9m consisting of USD 171.7m in cash and cash equivalents, including restricted cash and USD 38.2m in available sale and leaseback financing related to the financing of the last LR2 newbuilding delivered in Q1 2022. Cash and cash equivalents include USD 26.9 m in restricted cash, primarily related to funds received in connection with a sale-and-leaseback transaction as well as to collateral for financial instruments. As of 31 December 2021, net interest-bearing debt amounted to USD 972.0m (2020: USD 713.1m), and TORM's net loan-to-value (LTV) ratio was 52.3% (2020: 50.8%).

VESSEL VALUES
Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,926.0m as of end December 2021. Compared to broker valuations as of 30 September 2021, the market value of the fleet increased by USD 40.1m when adjusted for acquired and sold vessels in Q4 2021. The book value of TORM’s fleet was USD 1,963.0m as of 31 December 2021 excluding outstanding payments on the newbuildings. The outstanding installments include payment for scrubbers related to the last LR2 newbuilding. The fleet was not impaired per 31 December 2021 as the value in use was higher than the carrying amounts. Please refer to note 5 for further reference.

NET ASSET VALUE
Based on broker valuations, TORM’s Net Asset Value (NAV) excluding charter commitments was estimated at USD 1,007.6m as of 31 December 2021 corresponding to a NAV/share of USD 12.5 (DKK 82.0). TORM’s book equity amounted to USD 1,052.2m as of 31 December 2021 corresponding to a book equity/share of USD 13.0 (DKK 85.0).

SCRUBBER UPDATE
As of 31 December 2021, TORM had installed 51 scrubbers out of 57 planned and the remaining six are expected to be installed before the end of Q1 2023, including one on the LR2 newbuilding TORM Houston.

COVERAGE
As of 31 December 2021, 10% of the earning days in 2022 were covered at an average rate of USD/day 17,805. As of 27 February 2022, the coverage for Q1 2022 was 85% at USD/day 15,569. For the individual segments, the coverage was 85% at USD/day 16,150 for LR2, 73% at USD/day 17,061 for LR1, 87% at USD/day 15,337 for MR and 83% at USD/day 13,061 for Handysize.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	2

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our  current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of these and the ability to change crew and operate a vessel with COVID-19 infected crew, the operations of our customers and our business in general, the failure of our contract counterparties to meet their obligations, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities including but not limited to CO2 tariffs or trade tariffs, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, weather, political events including “trade wars”, the geopolitical crisis related to Russia and Ukraine or acts of terrorism.

In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	3

KEY FIGURES

USDm	Q4 2021	Q4 2020	FY 2021	FY 2020

INCOME STATEMENT
Revenue	189.1	116.3	619.5	747.4
Time charter equivalent earnings (TCE) ¹⁾	106.8	77.0	378.6	519.5
Gross profit ¹⁾	54.9	32.0	188.1	341.1
EBITDA ¹⁾	42.9	8.0	136.9	271.9
Operating profit/(loss) (EBIT)	4.3	-28.7	1.4	138.9
Financial items	-12.3	-11.0	-42.2	-49.4
Profit/(loss) before tax	-8.0	-39.7	-40.8	89.5
Net profit/(loss) for the year/period	-8.2	-40.0	-42.1	88.1

BALANCE SHEET AND CASH FLOW
Non-current assets	1,967.7	1,754.9	1,967.7	1,754.9
Total assets	2,331.0	1,998.6	2,331.0	1,998.6
Equity	1,052.2	1,017.5	1,052.2	1,017.5
Total liabilities	1,278.8	981.1	1,278.8	981.1
Invested capital ¹⁾	2,011.3	1,719.7	2,011.3	1,719.7
Net interest-bearing debt ¹⁾	972.1	713.1	972.1	713.1
Net Asset Value (NAV) (USDm) ²⁾	1,007.5	801.7	1,007.5	801.7
Cash and cash equivalents incl. restricted cash	171.7	135.6	171.7	135.6
Free cash flow	-56.0	-16.5	-242.7	116.0

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages 26-31.

	Q4 2021	Q4 2020	FY 2021	FY 2020

KEY FINANCIAL FIGURES ¹⁾
Gross margins:
EBITDA	22.7%	6.9%	22.1%	36.4%
Operating profit/(loss)	2.3%	-24.7%	0.2%	18.6%
Return on Equity (RoE)	-3.2%	-15.5%	-4.1%	8.7%
Return on Invested Capital (RoIC)	0.8%	-6.7%	0.0%	7.8%
Adjusted RoIC	1.0%	-5.6%	0.2%	9.3%
Equity ratio ³⁾	45.1%	50.9%	45.1%	50.9%
TCE per day (USD)	13,929	12,863	13,703	19,800
OPEX per day (USD)	6,762	6,776	6,633	6,398
Loan-to-value (LTV) ratio ³⁾	52.3%	50.8%	52.3%	50.8%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share	-0.10	-0.54	-0.54	1.19
Diluted earnings/(loss) per share	-0.10	-0.53	-0.54	1.19
Dividend per share	-	-	-	0.85
Net Asset Value per share (NAV/share) ³⁾	12.5	10.8	12.5	10.8
Stock price in DKK, end of period ³⁾	51.7	45.0	51.7	45.0
Number of shares ³⁾ ⁴⁾	80.7	74.4	80.7	74.4
Number of shares, weighted average (million) ⁴⁾	80.7	74.3	78.1	74.3

²⁾ Based on broker valuations, excluding charter commitments
³⁾ End of period
⁴⁾ Excluding treasury shares

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	4

THE PRODUCT TANKER MARKET

The product tanker market remained generally weak in Q4 2021, affected by continued stock draws, a lack of long-haul trade and a continuously weak crude tanker market.

The general oil supply tightness seen in the market throughout 2021 continued in the last quarter of 2021, despite returning US barrels from the Hurricane Ida effect and increasing OPEC+ production quotas. Global oil demand recovery continued at a steady pace despite increasing COVID-19 cases, with overall oil demand estimated to have touched the 2019 average level by the end of 2021. This resulted in oil inventories continuing to draw, with clean petroleum products stocks in the main trading hubs (the US, Amsterdam-Rotterdam-Antwerp area, Singapore) estimated at 10% below the 2015-2019 seasonal levels at the end of 2021.

Overall for Q4 2021, the markets in the West outperformed the markets in the East. Clean petroleum product exports from the US Gulf climbed from the 1.7mb/d low in September 2021 to a more than two-year high of 2.4m b/d in December 2021, supported by healthy demand from Mexico and South America, at a time when US Gulf refineries had returned from Hurricane Ida related refinery outages and planned maintenance. Similarly, European product flows to West Africa as well as South America gained momentum, compared to Q3 2021.

In the East, clean petroleum product exports from the Middle East reached a three-year high in December 2021, however, this did not translate into substantial improvements in rates, as low exports from Asia and high vessel availability in the region limited rate improvements. China’s clean petroleum product exports in Q4 2021 declined to less than half of the levels seen in the respective quarters of the last two years, as refineries were affected by the country’s power outages. Long-haul East to

West trade declined, as increasing regional demand combined with China’s lower exports meant that more barrels remained within the East region. With two refineries having closed in Australia and one scheduled to close in a few months’ time in New Zealand, product imports to Australia and New Zealand averaged 17% higher than in Q4 2019, with India increasing its market share to almost 20%, at the expense of decreased flows from China.

The crude tanker market remained weak in Q4 2021, despite gradually returning OPEC+ barrels. OPEC+ crude oil exports in Q4 2021 remained 1.8m b/d below the levels seen in Q4 2019. On the other hand, crude oil exports from the US reached above the 3m b/d level in the last two months of 2021, as production recovered from Hurricane Ida impact. On average, US crude exports in Q4 2021 were just 2% below the level seen in Q4 2019.

At the start of Q1 2022, the product tanker market continued to be challenged by the supply tightness in the general oil market, although with the first signs of improvements in the inventory situation. China released its first batch of 2022 product exports quotas in January 2022, which were 56% lower compared to the first batch for 2021 and indicate that China’s product exports remain muted in the first months of 2022. Despite record-breaking infection levels, the Omicron variant is estimated to pose less risk to global oil demand growth in 2022.

The geopolitical crisis caused by the Russian invasion of Ukraine and the consequent sanctions on Russia increased uncertainty on the general energy market, sending the price of crude oil to the highest since 2014. The initial sanctions were not targeting the oil trade, however, the uncertainty and potential for re-routing of trade flows has disrupted the market and sent the crude tanker freight rates in the European market to the highest since spring 2020. Due to the continuous development and complexity of the situation, the impact on the tanker markets going forward is uncertain.

The global product tanker fleet (above 25,000 dwt) grew by 0.3% in Q4 2021, as active vessel scrapping levels and slower newbuilding deliveries kept fleet growth in check. This brought the fleet growth for the full year of 2021 to 2.2%.
(source: TORM).

TORM’s product tanker fleet realized average TCE earnings of USD/day 13,929 (8% up year on year), during Q4 2021

•	LR2 fleet at USD/day 15,529 (21% down year on year)
•	LR1 fleet at USD/day 16,347 (9% up year on year)
•	MR fleet at USD/day 13,329 (19% up year on year)
•	Handysize fleet at USD/day 10,060 (22% up year on year)

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	5

THE PRODUCT TANKER MARKET

OUTLOOK

•	As of 31 December 2021, TORM had covered 10% of the earning days in 2022 at USD/day 17,805

•	As of 27 February 2022, the coverage for the first quarter of 2022 was 85% at USD/day 15,569

•	As 27,168 earning days in 2022 are unfixed as of 31 December 2021, a change in freight rates of USD/day 1,000 will impact the full-year profit before tax by USD 27.2m

Coverage data and operational data per vessel type are shown in the tables on the following two pages.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	6

TOTAL PHYSICAL AND COVERED DAYS IN TORM – DATA AS OF 31 DECEMBER 2021

	2022	2023	2024
Total physical days
LR2	5,366	5,234	5,427
LR1	2,801	2,838	2,911
MR	21,245	20,975	21,128
Handysize	726	698	695
Total	30,139	29,746	30,161

Covered days
LR2	708	-	-
LR1	97	-	-
MR	2,062	-	-
Handysize	103	-	-
Total	2,971	-	-

Fair value of freight rate contracts that are mark-to-market in the income statement:
- Contracts not included above: USD 0.1m
- Contracts included above: USD –0.4m

	2022	2023	2024
Covered, %
LR2	13	-	-
LR1	3	-	-
MR	10	-	-
Handysize	14	-	-
Total	10	-	-

Coverage rates, USD/day
LR2	20,392	-	-
LR1	21,691	-	-
MR	16,994	-	-
Handysize	12,614	-	-
Total	17,805	-	-

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	7

EARNINGS DATA
USDm	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Change Q4 20 – Q4 21	12-month avg.

LR2 vessels
Available earning days	873	847	788	1,143	1,201	37%
Spot rates ¹⁾	18,510	10,221	11,716	13,217	16,658	-10%	14,037
TCE per earning day ²⁾	19,632	16,455	14,303	15,315	15,529	-21%	15,422
Operating days	920	900	931	1,148	1,228	0%
Operating expenses per operating day ³⁾	7,274	6,779	7,019	6,833	7,276	0%	6,992
LR1 vessels
Available earning days	826	805	813	760	828	0%
Spot rates ¹⁾	13,081	13,710	12,954	11,694	15,196	16%	13,702
TCE per earning day ²⁾	14,931	14,750	14,914	11,211	16,347	9%	14,365
Operating days	828	810	819	828	828	0%
Operating expenses per operating day ³⁾	6,752	7,527	6,329	6,271	6,527	-3%	6,660
MR vessels
Available earning days	4,372	4,378	4,750	5,227	5,348	22%
Spot rates ¹⁾	11,082	11,838	14,009	12,578	13,194	19%	12,918
TCE per earning day ²⁾	11,243	12,935	14,566	12,785	13,329	19%	13,395
Operating days	4,715	4,663	4,997	5,407	5,428	15%
Operating expenses per operating day ³⁾	6,681	6,656	6,523	6,402	6,694	0%	6,566
Handy vessels
Available earning days	116	176	182	184	184	59%
Spot rates ¹⁾	9,051	7,382	14,916	6,283	10,444	15%	9,665
TCE per earning day ²⁾	8,257	7,362	15,062	6,304	10,060	22%	9,709
Operating days	184	180	182	184	184	0%
Operating expenses per operating day ³⁾	6,826	6,159	5,637	7,007	6,387	-6%	6,300
Tanker segment
Available earning days	6,187	6,206	6,533	7,314	7,561	22%
Spot rates ¹⁾	11,717	11,889	13,760	12,350	13,805	18%	13,019
TCE per earning day ²⁾	12,863	13,493	14,591	12,854	13,929	8%	13,703
Operating days	6,647	6,553	6,929	7,567	7,668	15%
Operating expenses per operating day ³⁾	6,776	6,767	6,543	6,467	6,762	0%	6,633
¹⁾ Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
³⁾ Operating expenses are related to owned vessels and vessels on bareboat charter-in.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	8

TORM FLEET DEVELOPMENT

TORM FLEET DEVELOPMENT
The table shows TORM’s operating fleet. In addition to 64 owned product tankers on the water, TORM had 20 vessels under sale and leaseback arrangements as of 31 December 2021.

During Q4 2021, TORM took delivery of TORM Helene, the first of two LR2 newbuildings. Both LR2 newbuildings are operationally leased vessels.

TORM completed the operational sale and leaseback transaction of nine existing MR vessels built from 2010 to 2012 announced earlier during Q3 2021. Eight of the vessels where delived during Q4 2021 and the last early in Q1 2022.

After 31 December 2021, TORM Houston, the last LR2 newbuilding, was delivered. During January 2022, TORM completed the sale and leaseback transaction of the last of the nine MR vessels. TORM Emilie and TORM Tevere were sold late in 2021 and ealier in the first quarter of 2022, respectively. Deliveries are expected during the first half of 2022 subject to technical inspection.

	Q2 2021	Changes	Q3 2021	Changes	Q4 2021	Changes	Q1 2022	Changes	2022
Owned vessels
LR2	12	-2	10	-	10	-	10	-	10
LR1	9	-	9	-	9	-	9	-1	8
MR	49	2	51	-8	43	-1	42	-	42
Handysize	2	-	2	-	2	-	2	-1	1
Total	72	-	72	-8	64	-1	63	-2	61

Chartered-in and leaseback vessels
LR2	-	3	3	1	4	1	5	-	5
LR1	-	-	-	-	-	-	-	-	-
MR	8	-	8	8	16	1	17	-	17
Handysize	-	-	-	-	-	-	-	-	-
Total	8	3	11	9	20	2	22	-	22

Total fleet	80	3	83	1	84	1	85	-2	83

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	9

FINANCIAL REVIEW

INCOME STATEMENT
The gross profit for the year ended 31 December 2021 was USD 188.1m (2020, same period: USD 341.1m). The decrease compared to the same period in 2020 was due to lower freight rates. The average TCE rate for the year ended 31 December 2021 was USD/day 13,703 (2020, same period: USD/day 19,800). Available earning days were 27,614 (2020, same period: 26,216).
Administrative expenses for the year ended 31 December 2021 were USD 51.5m (2020, same period: USD 50.8m).
The result before interest, tax and depreciation (EBITDA) for the year ended 31 December 2021 was a profit of USD 136.9m (2020, same period: USD 271.9m).
Depreciation for the year ended 31 December 2021 was USD 130.9m (2020, same period: USD 121.9m).

The operating loss (EBIT) for the year ended 31 December 2021 was USD 1.4m (2020, same period: profit USD 138.9m). The decrease was mainly due to lower freight rates.

Financial expenses for the year ended 31 December 2021 were USD 42.4m (2020, same period: USD 49.9m). The decrease was primarily driven by lower interest compared to 2020 and the larger senior facilities refinancing combined with costs related to said refinancing.

The result after tax for the year ended 31 December 2021 was USD –42.1m (2020, same period: USD 88.1m).

OTHER COMPREHENSIVE INCOME
Other comprehensive income for the year ended 31 December 2021 was USD 16.9m (2020, same period: USD –8.8m). The increase was primarily due to positive fair value adjustment of interest rate swaps.

Total comprehensive loss for the year ended 31 December 2021 was USD -25.2m (2020, same period: income of USD 79.3m). The development in total comprehensive income was primarily driven by a decrease in the net profit for the period.

ASSETS
As of 31 December 2021, total assets amounted to USD 2,331.0m (2020: USD 1,998.6.m).

The carrying value of the fleet including prepayments was USD 1,949.8m as of 31 December 2021 (2020: USD 1,734.5m). The outstanding installments on the LR2 vessel under construction represented USD 38.2m as of 31 December 2021 (2020: USD 100.6m). Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,926.0m including assets held for sale as of 31 December 2021 (2020: USD 1,585.3m).

DEBT
As of 31 December 2021, net interest-bearing debt amounted to USD 972.1m (2020: USD 713.1). As of 31 December 2021, TORM was in compliance with the financial covenants.

EQUITY
As of 31 December 2021, TORM’s equity was USD 1,052.2m (2020: USD 1,017.5m). TORM held treasury shares equivalent to 0.6% (2020: 0.7%) of the Company's share capital. TORM’s share capital was increased by USD 57.9m during the year (USD 55.0m was contributed in conjunction with the acquisition of eight Team Tanker vessels and USD 2.9m was related to exercise of Restricted Share Units).

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	10

FINANCIAL REVIEW

LIQUIDITY
As of 31 December 2021, TORM’s available liquidity was USD 209.9m consisting of USD 171.7m in cash and cash equivalents, including restricted cash and USD 38.2m in undrawn sale and leaseback financing related to the financing of one LR2 newbuilding.
Cash and cash equivalents include USD 26.9m in restricted cash, primarily related to funds received in connection with a sale-and-leaseback financing transaction as well as to collateral for financial instruments. As of 31 December 2021, net interest-bearing debt amounted to USD 972.1m, and TORM's loan-to-value (LTV) ratio was 52.3%.

As of 31 December 2021 TORM had CAPEX commitments of USD 39.9m related to one LR2 vessel under construction and related scrubbers.
In addition, TORM has expected CAPEX of USD 8.5m for scrubber retrofit installations.

CASH FLOW
Cash flow from operating activities for the year ended 31 December 2021 amounted to USD 47.9 m (2020, same period: USD 235.8m). The decrease was primarily due to a decrease in cash flows from primary activities.

Cash flow from investing activities for the year ended 31 December 2021 was USD -290.6m (2020, same period: USD –119.8.m). The change was primarily driven by an in cash outflow from investments in eight MR product tanker vessels from Team Tankers Deep Sea Ltd and partly offset by cash inflow from changes in restricted cash.

Cash flow from financing activities for the year ended 31 December 2021 was USD 298.0m (2020, same period: USD –83.3m), primarily driven by draw down in connection with vessel deliveries.

Net cash flow from operating, investing and financing activities for the year ended 31 December 2021 was USD 76.3m (2020, same period: USD 32.7m). The increase was driven by an increase in net cash flow from financing activities and partly offset by a decrease in cash inflow from operating activities and investing activities.

RELATED PARTY TRANSACTIONS
During the year ended 31 December 2021, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 1.4m in total. The joint venture will continue to assist TORM in installing scrubbers.

RISKS AND UNCERTAINTIES
There are a number of key risks and uncertainties which have had a material impact on the Group’s performance over the year ended 2021. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2020 and are summarized below:

•
Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these. Further, TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality and geopolitical events. The outbreak of COVID-19 and the oil demand, supply and price development underpin the risk
•	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases
•	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements

For further information and a detailed description of the most significant risks, please refer to Note 20 of the Annual Report 2020.

DIVIDENDS
In line with TORM’s Distribution Policy to semi-annually distribute 25 to 50% of net income following the half-year and full-year results, no dividends have been recommended by the Board of Directors for the year ended 31 December 2021.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	11

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted in the UK and as issued by the International Accounting Standards Board (”IASB”)

•	The interim management report includes a fair review of the important events and a description of the principal risks and uncertainties for the year ended December 31, 2021

•	The interim management report includes a fair review of the material related party transactions that have taken place in the period and material changes to those described in the last annual report

By order of the Board of Directors

Jacob Meldgaard
Executive Director
02 March 2022

DISCLAIMER
The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	12

CONDENSED CONSOLIDATED INCOME STATEMENT

USDm	Note	Q4 2021	Q4 2020	FY 2021	FY 2020
Revenue		189.1	116.3	619.5	747.4
Port expenses, bunkers and commissions		-82.3	-39.3	-240.9	-227.9
Operating expenses	1	-51.9	-45.0	-190.5	-178.4
Profit from sale of vessels		-	0.1	-	1.1
Administrative expenses	1, 2	-12.4	-13.1	-51.5	-50.8
Other operating income and expenses		0.4	-11.0	0.4	-19.3
Share of profit/(loss) from joint ventures		-	-	-0.1	-0.2
Impairment losses and reversal of impairment on tangible assets	2	-3.8	-6.3	-4.6	-11.1
Depreciation	2	-34.8	-30.4	-130.9	-121.9

Operating profit/(loss) (EBIT)		4.3	-28.7	1.4	138.9

Financial income		-	-0.8	0.2	0.5
Financial expenses		-12.3	-10.2	-42.4	-49.9

Profit/(loss) before tax		-8.0	-39.7	-40.8	89.5

Tax		-0.2	-0.3	-1.3	-1.4

Net profit/(loss) for the period		-8.2	-40.0	-42.1	88.1

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		-0.10	-0.54	-0.54	1.19
Diluted earnings/(loss) per share (USD)		-0.10	-0.53	-0.54	1.19

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	13

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USDm	Q4 2021	Q4 2020	FY 2021	FY 2020

Net profit/(loss) for the year	-8.2	-40.0	-42.1	88.1

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-	-	-0.2	0.0
Fair value adjustment on hedging instruments	5.7	3.3	8.4	-15.8
Fair value adjustment on hedging instruments transferred to income statement	3.3	1.9	8.7	6.9

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	-	-	-	0.1
Other comprehensive income/(loss) after tax ¹⁾	9.0	5.2	16.9	-8.8

Total comprehensive income/(loss) for the year	0.8	-34.8	-25.2	79.3

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	14

CONDENSED CONSOLIDATED BALANCE SHEET

		31 December	31 December
USDm	Note	2021	2020
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings		4.8	7.1
Vessels and capitalized dry-docking	2, 5	1,937.8	1,722.5
Prepayments on vessels	3, 5	12.0	12.0
Other plant and operating equipment		6.3	6.8
Total tangible fixed assets		1,960.9	1,748.4

Financial assets
Investments in joint ventures		1.5	1.6
Loan receivables		4.6	4.6
Deferred tax asset		0.7	0.3
Total financial assets		6.8	6.5

Total non-current assets		1,967.7	1,754.9

CURRENT ASSETS
Bunkers		48.8	22.5
Freight receivables		84.0	58.6
Other receivables		40.0	24.8
Prepayments		5.6	2.2
Cash and cash equivalents incl. restricted cash		171.7	135.6
Current assets, excluding assets held-for-sale		350.1	243.7

Assets held-for-sale		13.2	-

Total current assets		363.3	243.7

TOTAL ASSETS		2,331.0	1,998.6

		31 December	31 December
USDm	Note	2021	2020
EQUITY AND LIABILITIES
EQUITY
Common shares		0.8	0.7
Share premium		159.8	102.0
Treasury shares		-4.2	-4.2
Hedging reserves		-3.6	-20.7
Translation reserves		0.2	0.4
Retained profit		899.2	939.3
Total equity		1,052.2	1,017.5

LIABILITIES
NON-CURRENT LIABILITIES
Non-current tax liability related to held over gains		45.2	44.9
Borrowings	4	926.4	739.6
Total non-current liabilities		971.6	784.5

CURRENT LIABILITIES
Borrowings	4	209.0	102.9
Trade payables		35.3	14.4
Current tax liabilities		0.9	1.4
Other liabilities		43.7	59.6
Provisions	6	18.3	18.3
Total current liabilities		307.2	196.6

Total liabilities		1,278.8	981.1

TOTAL EQUITY AND LIABILITIES		2,331.0	1,998.6

Contingent liabilities	7
Contractual obligations and rights	8
Post balance sheet date events	9
Related party transactions	10
Accounting policies	11

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	15

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
01 JANUARY- 31 DECEMBER

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 01 January 2021	0.7	102.0	-4.2	-20.7	0.4	939.3	1,017.5

Comprehensive income/loss for the period
Net profit/(loss) for the period	-	-	-	-	-	-42.1	-42.1
Other comprehensive income/(loss) for the period	-	-	-	17.1	-0.2	-	16.9
Total comprehensive income/(loss) for the period	-	-	-	17.1	-0.2	-42.1	-25.2

Capital increase	0.1	57.8	-	-	-	-	57.9
Transaction costs capital increase	-	-	-	-	-	-0.3	-0.3
Share-based compensation	-	-	-	-	-	2.3	2.3
Total changes in equity for the period	0.1	57.8	-	17.1	-0.2	-40.1	34.7

Equity as of 31 December 2021	0.8	159.8	-4.2	-3.6	0.2	899.2	1,052.2

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 01 January 2020	0.7	101.3	-2.9	-11.8	0.3	920.0	1,007.6

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	88.1	88.1
Other comprehensive income/(loss) for the period	-	-	-	-8.9	0.1	0.1	-8.7
Total comprehensive income/(loss) for the period	-	-	-	-8.9	0.1	88.2	79.4

Capital increase	-	0.7	-	-	-	-	0.7
Share-based compensation	-	-	-	-	-	1.7	1.7
Dividend	-	-	-	-	-	-70.6	-70.6
Acquisition treasury shares, cost	-	-	-1.3	-	-	-	-1.3
Total changes in equity for the period	-	0.7	-1.3	-8.9	0.1	19.3	9.9

Equity as of 31 December 2020	0.7	102.0	-4.2	-20.7	0.4	939.3	1,017.5

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	16

CONDENSED CONSOLIDATED CASHFLOW STATEMENT

USDm	FY 2021	FY 2020
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year	-42.1	88.1

Reversals:
Profit from sale of vessels	-	-1.1
Depreciation	130.9	121.9
Impairment losses and reversal of impairment losses on tangible assets	4.6	11.1
Share of profit/(loss) from joint ventures	0.1	0.2
Financial income	-0.2	-0.5
Financial expenses	42.4	49.9
Tax expenses	1.3	1.4
Other non-cash movements	1.3	1.1

Dividends received from joint ventures	0.3	0.3
Interest received and realized exchange gains	0.2	0.6
Interest paid and realized exchange losses	-41.0	-52.9
Income taxes paid	-1.4	-0.2
Change in bunkers, receivables and payables, etc.	-48.5	15.9

Net cash flow from operating activities	47.9	235.8

USDm	FY 2021	FY 2020
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets ¹⁾	-319.8	-173.1
Sale of tangible fixed assets	10.0	83.7
Change in restricted cash	19.2	-30.4

Net cash flow from investing activities	-290.6	-119.8

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	548.9	734.3
Repayment, borrowings	-253.5	-746.5
Dividend paid	-	-70.6
Capital increase ¹⁾	2.9	0.8
Transaction costs share issue	-0.3	-
Purchase/disposal of treasury shares	-	-1.3

Net cash flow from financing activities	298.0	-83.3

Net cash flow from operating, investing and financing activities	55.3	32.7

Cash and cash equivalents beginning balance	89.5	56.8
Cash and cash equivalents ending balance	144.8	89.5
Restricted cash equivalents ending balance	26.9	46.1
Cash and cash equivalents including restricted cash ending balance	171.7	135.6

¹⁾ In 2021 share capital was increased by USD 57.9m including a USD 55.0m non-cash share issue in relation to acquisition of eight vessels.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	17

NOTES

NOTE 1 – STAFF COSTS

USDm	Q4 2021	Q4 2020	FY 2021	FY 2020

Included in operating expenses	2.5	2.9	9.7	9.2
Included in administrative expenses	9.8	10.9	42.4	41.5
Total staff costs	12.3	13.8	52.1	50.7

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 65.9m (2020: USD 66.1m).

The depreciation related to "Other plant and operating equipment" of USD 2.4m (2020: USD 1.2m) and “Land and buildings” of USD 2.3m (2020: USD 2.3m) is related to the “Administrative expenses”.

Impairment assessment
Please refer to Note 5 for impairment considerations.

Assets sold during the year
During the year, TORM sold two vessels. One vessel was delivered to the new owner in May 2021, and one is expected to be delivered during first half of 2022. The sales resulted in an impairment loss of USD 4.6m recognized in the income statement.

NOTE 2 – continued

	31 December	31 December
USDm	2021	2020

Cost:
Balance as of beginning of period	2,160.1	2,064.2
Additions	290.3	102.5
Disposals	-40.9	-29.8
Transferred from prepayments	78.6	148.1
Transferred to assets held-for-sale	-44.8	-124.9
Balance	2,443.3	2,160.1

Depreciation:
Balance as of beginning of period	406.2	360.6
Disposals	-40.9	-29.8
Depreciation for the period	126.2	118.4
Transferred to assets held-for-sale	-16.5	-43.0
Balance	475.0	406.2

Impairment:
Balance as of beginning of period	31.4	28.8
Impairment losses on tangible fixed assets	4.6	11.1
Transferred to assets held-for-sale	-5.5	-8.5
Balance	30.5	31.4

Carrying amount	1,937.8	1,722.5

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	18

NOTE 3 – PREPAYMENTS ON VESSELS

	31 December	31 December
USDm	2021	2020

Balance as of beginning of period	12.0	95.0
Additions	78.6	65.1
Transferred to vessels	-78.6	-148.1
Carrying amount	12.0	12.0

NOTE 4 – BORROWINGS

	31 December	31 December
USDm	2021	2020

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	209.2	101.8
Falling due between one and two years	128.1	101.9
Falling due between two and three years	138.3	102.1
Falling due between three and four years	134.1	114.4
Falling due between four and five years	181.3	106.9
Falling due after five years	351.8	315.3
Total	1,142.8	842.4

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 13.0m (2020: USD 10.9m) and debt regarding Land and buildings & Other plant and operating equipment USD 5.6m (2020: USD 8.3m)

As of 31 December 2021, TORM was in compliance with the financial covenants.

NOTE 5 – IMPAIRMENT TESTING

As of 31 December 2021 and 2020, Management tested the carrying amount of its fleet for impairment within CGUs, being the Main Fleet and the two Handysize vessels. Each CGU sits within a single reportable segment – the Tanker Segment – and comprises the following groups of vessels:

NOTE 5 - continued

Main Fleet: Comprising TORM’s LR1/LR2 and MR vessels, the Main Fleet is operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. All vessels in the Main Fleet are able to handle multiple sizes of refined oil cargos and sail all seas and oceans, over both shorter and long distances. Given the technical specifications and capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. The main fleet includes the 2021 acquired MR vessels with chemical trading capabilities, which are operated as all other product tanker vessels.

Handysize: Comprising two product tankers with a cargo carrying capacity of 35,000–37,000 dwt, these smaller vessels are typically used in shorter and coastal trade routes, including for transportation of various clean petroleum products within Europe and in the Mediterranean.

In both years, the recoverable amount of the CGUs was based on their value in use. The results of impairment testing are summarized as follows:

	Impairment losses and (reversals)		Discount rate applied		Recoverable amount		Excess values (value in use over carrying amount)
	2021	2020	2021	2020	2021	2020	2021	2020
CGU	USDm	USDm	%	%	USDm	USDm	USDm	USDm
Main Fleet	-	-	6.7	7.0	2,276	1,747	269	8
Handysize	-	5.5	6.7	7.0	26	27	0	0
Total	-	5.5			2,302	1,774	269	8

Based on this review, Management concluded that as of 31 December 2021:
•	Assets within the Main Fleet were not impaired as the value in use was higher than the carrying amount
•	The two Handysize vessels were not impaired as the value in use was in line with the carrying amount on a vessel by vessel basis

Impairments recognized during 2021 USD 4.6m (2020: USD 5.5m) as set out in note 2, relate to disposal of individual vessels during the year.

The impairment test is sensitive to reasonably possible changes in key assumptions. These sensitivities are set out on the next page.

Key assumptions used in the determination of value in use
The assessment of the value in use of each CGU was based on the net present value of the expected future cash flows. The freight rate estimates in the period 2022-2024 are based on TORM’s business plans. Beyond 2024, the freight rates are based on TORM’s 10-year historical average rates, adjusted for expected inflation of 2% in line with US Federal Reserve and ECB target over the medium term. TORM believes that the approach used for

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	19

NOTE 5 - continued

long-term rates appropriately reflects the cyclical nature of the shipping industry and is the most reliable estimate for periods beyond those included in its three-year business plan.

TORM’s business plans for 2022-2024 and beyond also include the anticipated benefit arising from the installation of scrubbers on certain of the Group’s vessels (the “scrubber premium”), based on current market differentials between the cost of heavy and low sulphur fuel oil.

As part of determining fair value, the impact from climate changes and the climate agenda on the global oil demand, emission regulations and operating expenses, etc., has been considered with focus on the short to medium term implications and our commitment to reduce CO2 emissions by 40% by 2025. However, no adverse impact from climate changes have been anticipated in impairment testing our current fleet. We continue to monitor the development closely and are working on more specific plans for our ambition to have zero CO2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.

The discount rate used in the value in use calculation is based on a Weighted Average Cost of Capital (WACC) of 6.7% as of 31 December 2021 (2020: 7.0%, 2019: 7.5%). WACC is calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.

As of 31 December 2021, the 10-year historical average spot freight rates used in the value in use calculation are as follows:

•	LR2: USD/day 19,111 (2020: USD/day 18,884, 2019: USD/day 17,986)
•	LR1: USD/day 17,856 (2020: USD/day 17,443, 2019: USD/day 17,060)
•	MR: USD/day 16,044 (2020: USD/day 16,076, 2019: USD/day 15,802)
•	Handysize: USD/day 13,208 (2020: USD/day 13,435, 2019: USD/day 13,601)

Operating expenses and administrative expenses are estimated based on TORM's business plans for the period 2022-2024. Beyond 2024, operating expenses are adjusted for 2% inflation (2020: 2%) and administrative expenses are adjusted for 2% inflation (2020: 2%) in line with US Federal Reserve and ECB target over the medium term.

The product tankers are expected to generate normal income for 25 years from delivery from the shipyard. Given the current age profile of the tanker fleet, the average remaining life would be approximately 14 years (2020: approximately 15 years). The estimated residual value of the vessels is based on TORM’s green recycling policy.

NOTE 5 - continued

The impairment test is sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These are related to the future development in freight rates, the WACC applied as discounting factor in the calculations, and the development in operating expenses. All other things being equal, the sensitivities to the value in use have been assessed as follows:

•
An increase/decrease in the tanker freight rates of USD/day 1,000 would result in an increase/decrease in the value in use of USD 285m and USD 6m for the Main Fleet and the two Handysize vessels respectively

•	A decrease/increase in WACC of 1.0% would result in an increase/decrease in the value in use of approx. USD 148-167m and USD 2m for the Main Fleet and the two Handysize vessels respectively
•	An increase/decrease in operating expenses of 10.0% would result in a decrease/increase in the value in use of USD 201m and USD 4m for the Main Fleet and the two Handysize vessels respectively

As outlined above, the impairment test has been prepared on the basis that TORM will continue to operate its vessels as a fleet in the current set-up.

The fair value based on broker values for vessels in the Main Fleet including the order book and chartered-in vessels was USD 1,892m (2020: USD 1,577m), which is USD 72m below the carrying amount (2020: which was USD 245m below the carrying amount). The fair value based on broker values for the Handysize vessels was 21m (2020: USD 22m), which is USD 3m below the carrying amount (2020: which was USD 10m below the carrying amount).

NOTE 6 – PROVISIONS

Since 2020, the Group has been involved in two cargo claims, both relating to one customer having issued indemnities to TORM for safe discharge of cargoes, and not being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of bills of lading. Legal action has been initiated by the Group in the UK and in India against the customer and a number of individual owners and management representatives. The Group has recognized provisions in the total amount of USD 18.3m relating to the two claims. The proceedings are ongoing and therefore the provisions recognized are subject to uncertainty related to both timing and amount.

NOTE 7 – CONTINGENT LIABILITIES

The Group is involved in specific legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on the Group’s financial position, results of operations and cash flows.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	20

NOTE 8 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 31 December 2021, TORM had contractual obligations regarding investment commitments including newbuilding and secondhand commitments of USD 39.9m (2020: USD 100.6m).

NOTE 9 – POST BALANCE SHEET DATE EVENTS

On 05 January 2022, TORM took delivery of the LR2 newbuilding vessel TORM Houston and subsequently sold the vessel to new owners in a sale and leaseback financing transaction that included purchase options for TORM.

On 06 January 2022, the MR vessel TORM Astrid was delivered upon completion of a sale and leaseback financing transaction that included purchase options for TORM.

On 15 February 2022 the Handysize vessel TORM Tevere was sold to new owners with expected delivery during the first half of 2022.

The geopolitical risk increased significantly following Russia’s invasion of Ukraine in February 2022. The sanctions imposed on Russia by the Western nations increased uncertainty on the general energy market, sending the price of crude oil to the highest level since 2014. The initial sanctions were not targeting the oil trade, however the uncertainty and potential for re-routing of trade flows sent the crude tanker freight rates in the European markets upwards. Due to the continuous development and complexity of the situation, the impact on the tanker markets going forward is uncertain. Considering our current customer base, main suppliers and financial counterparties as well as covenants in our loan facilities, we do not expect any direct impact on our operations although we expect increased volatility in freight rates, bunker cost, foreign exchange rates and vessel values.

NOTE 10 – RELATED PARTY TRANSACTIONS

During the year TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 1.4m in total. The joint venture will continue to assist TORM in installing scrubbers.

NOTE 11 – ACCOUNTING POLICIES & GOING CONCERN

General information
The information for the year ended 31 December 2021 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

The interim report for the period 01 January-31 December 2021 is not audited or reviewed.

NOTE 11 – continued

Significant accounting policies
As a result of the UK’s withdrawal from the European Union on 31 December 2020, the financial statements of the Group for year ending 31 December 2021 will be prepared under UK-adopted International Accounting Standards. Accordingly, the interim report for the period 01 January-31 December 2021 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted in the UK and as issued by the IASB.

TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2021:

•	IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 amendments Interest rate Benchmark Reform – Phase 2
•	IFRS 4 amendment Extension of the Temporary exemption from Applying IFRS 9
•	IFRS 16 amendment Covid-19-related Rent Concessions beyond 30 June 2021

It is assessed that application of these effective on 01 January 2021 has not had any material impact on the consolidated financial statements in 2021. The interim report has been prepared using the same accounting policies and methods of computation as the Annual Report 2020.

For critical estimates and judgements, please refer to the Annual report 2020, page 120.

Accounting standards and interpretations not yet adopted
IASB has issued a number of new or amended accounting standards (IFRS) and interpretations (IFRIC) that have not yet come into effect:

•	Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets (all mandatory 01 January 2022)
•	Annual Improvements 2018-2020 (01 January 2022)
•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (01 January 2023)
•	IFRS 17 Insurance Contracts (01 January 2023)
•	IAS 12 amendments Deferred Tax related to Assets and liabilities arising from a Single Transaction (01 January 2023)
•	IAS 8 amendments Definition of Accounting Estimates (01 Jananuary 2023)
•	IAS 1 and IFRS Practice Statement 2 amendments Disclosure of Accounting Policies (01 January 2023)
•	IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture issued in September 2014 (deferred indefinitely)

TORM has assessed the accounting standards and interpretations not yet adopted and does not expect the new standards to have any material impact on neither TORM’s figures nor the disclosures.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	21

NOTE 11 – continued

Going concern
As of 31 December 2021, TORM’s available liquidity including undrawn and committed facilities was USD 210m, including a total cash position of USD 172m (including restricted cash of USD 27m). TORM’s net interest-bearing debt was USD 972m, and the net loan-to-value ratio was 52.3%.

TORM monitors its funding position throughout the year to ensure that we have access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants in our loan facilities. A key element for TORM’s financial performance in the going concern period relates to the development of the COVID-19 pandemic and related effect on the oil demand and supply balance. TORM’s base case assumes the oil markets to reach pre-COVID-19 levels during the second half of 2022 with freight rates and vessel values materializing above 2021 levels. In the base case, TORM has sufficient liquidity and headroom above all the covenant limits. TORM also pays special attention to the significantly increased geopolitical risk following Russia’s invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The financial impact going forward is uncertain, but TORM currently expects that the possible effects are covered within the below sensitivity calculations.

TORM performs sensitivity calculations to reflect downside scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The downside scenarios cover the principal risks and uncertainties facing TORM and include different distressed outlooks for the product tanker market. In a low case scenario, Management has assumed freight rates which on average are approximately 25% below those in the base case and a related decline in vessel values. In the low case scenario, there remains sufficient headroom on liquidity and covenants.

In a stress case scenario, Management has further stressed the freight rates to the lowest rolling four quarter average since 2000. In the stress case scenario, certain actions will be required to maintain covenant compliance. Such actions are assessed to be achievable also in a stress case scenario and could include elements such as the sale of older vessels.

The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for the period until 31 March 2023. TORM’s cash flow forecast and expected covenant compliance are based on the business plan approved by the Board of Directors. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue the operational existence and comply with its financial covenants for the period until 31 March 2023. Accordingly, TORM continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	22

CONDENSED CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Revenue	189.1	155.5	150.8	124.1	116.3
Port expenses, bunkers and commissions	-82.3	-63.9	-47.3	-47.4	-39.3
Operating expenses	-51.9	-48.9	-45.4	-44.3	-45.0
Profit from sale of vessels	-	-	-	-	0.1
Administrative expenses	-12.4	-12.3	-13.2	-13.6	-13.1
Other operating income and expenses	0.4	0.1	-0.1	-	-11.0
Share of profit/(loss) from joint ventures	-	-0.1	-0.1	0.1	-
Impairment losses and reversal of impairment on tangible assets	-3.8	-	-0.8	-	-6.3
Depreciation	-34.8	-34.1	-31.5	-30.5	-30.4

Operating profit/(loss) (EBIT)	4.3	-3.7	12.4	-11.6	-28.7

Financial income	-	0.1	-	0.1	-0.8
Financial expenses	-12.3	-10.5	-10.0	-9.6	-10.2

Profit/(loss) before tax	-8.0	-14.1	2.4	-21.1	-39.7

Tax	-0.2	-0.6	-0.3	-0.2	-0.3

Net profit/(loss) for the period	-8.2	-14.7	2.1	-21.3	-40.0

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	-0.10	-0.18	0.03	-0.29	-0.54
Diluted earnings/(loss) per share (USD)	-0.10	-0.19	0.03	-0.28	-0.54

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	23

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year	-8.2	-14.7	2.1	-21.3	-40.0

Reversals:
Profit from sale of vessels	-	-	-	-	-0.1
Depreciation	34.8	34.1	31.5	30.5	30.4
Impairment losses and reversal of impairment losses on tangible assets	3.8	-	0.8	-	6.3
Share of profit/(loss) from joint ventures	-	0.1	0.1	-0.1	-
Financial income	-	-0.1	-	-0.1	0.8
Financial expenses	12.3	10.5	10.0	9.6	10.2
Tax expenses	0.2	0.6	0.3	0.2	0.3
Other non-cash movements	-1.0	2.9	-7.6	7.0	0.4
Dividends received from joint ventures	-	-	-	0.3	-
Interest received and realized exchange gains	-	-	0.1	0.1	0.1
Interest paid and realized exchange losses	-8.9	-12.2	-9.9	-10.0	-10.6
Income taxes paid	-1.1	-0.2	0.1	-0.2	-
Change in bunkers, receivables and payables, etc.	-19.2	-9.0	-14.1	-6.2	22.4

Net cash flow from operating activities	12.7	12.0	13.4	9.8	20.2

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	24

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-47.5	-61.8	-169.5	-41.0	-37.8
Sale of tangible fixed assets	-	-	10.0	-	18.4
Change in restricted cash	-21.2	1.5	29.8	9.1	-17.3

Net cash flow from investing activities	-68.7	-60.3	-129.7	-31.9	-36.7

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	210.2	128.1	172.2	38.4	150.3
Repayment, borrowings	-114.5	-80.8	-31.2	-27.0	-172.2
Capital increase	0.9	1.0	0.2	0.8	0.2
Transaction costs capital increase	-	-	-0.3	-	-

Net cash flow from financing activities	96.6	48.3	140.9	12.2	-21.7

Net cash flow from operating, investing and financing activities	40.6	-	24.6	-9.9	-38.2

Cash and cash equivalents, beginning balance	104.2	104.2	79.6	89.5	127.7
Cash and cash equivalents, ending balance	144.8	104.2	104.2	79.6	89.5
Restricted cash, ending balance	26.9	5.7	7.1	36.9	46.1
Cash and cash equivalents including restricted cash, ending balance	171.7	109.9	111.3	116.5	135.6

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	25

GLOSSARY
KEY FINANCIAL FIGURES

TCE %	=	TCE Revenue

TCE per day	=	TCE Available earning days

Gross profit %	=	Gross profit Revenue

EBITDA %	=	EBITDA Revenue

Operating profit/(loss) %	=	Operating profit/(loss) (EBIT) Revenue

Return on Equity (RoE) %	=	Net profit/(loss) for the year Average equity

Return on Invested Capital (RoiC) %	=	Operating profit/(loss) less tax Average invested capital

Equity ratio	=	Equity Total assets

Earnings per share, EPS	=	Net profit/(loss) for the year Average number of shares

Diluted earnings/(loss) per share, EPS (USD)	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	26

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report and therefore we refer to the principles for these on pages 166-170 in the TORM plc Annual Report 2020. See www.torm.com/investors.

Net profit/(loss) for the year excluding non-recurrent items: Net profit excluding impairment is net profit less impairment and reversals of impairment generated from impairment testing during the year (Please refer to Note 2). TORM reports net profit excluding non-recurrent items because we believe it provides additional meaningful information to investors regarding the operational performance excluding fluctuations in the valuation of fixed assets.

USDm	Q4 2021	Q4 2020	FY 2021	FY 2020
Reconciliation to net profit/(loss) for the year
Net profit/(loss) for the year	-8.2	-40.0	-42.1	88.1
Profit from sale of vessels	-	-0.1	-	-1.1
Impairment losses and reversals on tangible assets	3.8	6.3	4.6	11.1
Expense of capitalized bank fees at refinancing	1.1	0.8	1.1	2.8
Termination of finance leases	-	-0.2	-	2.7
Provisions	-	10.3	-	18.5
Net profit/(loss) for the year ex.non-recurrent items	-3.3	-22.9	-36.4	122.1

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	Q4 2021	Q4 2020	FY 2021	FY 2020
Reconciliation to revenue
Revenue	189.1	116.3	619.5	747.4
Port expenses, bunkers and commissions	-82.3	-39.3	-240.9	-227.9
TCE earnings	106.8	77.0	378.6	519.5

Gross profit: TORM defines gross profit, a performance measure, as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. TORM reports gross profit because we believe it provides additional meaningful information to investors, as gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q4 2021	Q4 2020	FY 2021	FY 2020
Reconciliation to revenue
Revenue	189.1	116.3	619.5	747.4
Port expenses, bunkers and commissions	-82.3	-39.3	-240.9	-227.9
Charter hire	-	-	-	-
Operating expenses	-51.9	-45.0	-190.5	-178.4
Gross profit	54.9	32.0	188.1	341.1

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	27

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which TORM deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans and leasing liabilities, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	Q4 2021	Q4 2020	FY 2021	FY 2020
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	-8.2	-40.0	-42.1	88.1
Tax	0.2	0.3	1.3	1.4
Financial expenses	12.3	10.2	42.4	49.9
Financial income	-	0.8	-0.2	-0.5
Depreciation	34.8	30.4	130.9	121.9
Impairment losses and reversal of impairment on tangible assets	3.8	6.3	4.6	11.1
EBITDA	42.9	8.0	136.9	271.9

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	Q4 2021	Q4 2020	FY 2021	FY 2020
Operating profit/(loss) (EBIT)	4.3	-28.7	1.4	138.9
Tax	-0.2	-0.3	-1.3	-1.4
EBIT less Tax	4.1	-29.0	0.1	137.5

EBIT less Tax - Full year equivalent	16.4	-116.0	0.1	137.5

Invested capital, opening balance	1,975.9	1,753.2	1,719.7	1,786.0
Invested capital, ending balance	2,011.3	1,719.7	2,011.3	1,719.7
Average invested capital	1,993.6	1,736.5	1,865.5	1,752.9

Return on Invested Capital (RoIC)	0.8%	-6.7%	0.0%	7.8%

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	28

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines Adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment losses and reversals, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in the Group adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

USDm	Q4 2021	Q4 2020	FY 2021	FY 2020
EBIT less Tax - Full year equivalent	16.4	-116.0	0.1	137.5
Profit from sale of vessels	-	-0.1	-	-1.1
Impairment losses and reversals on tangible assets	3.8	6.3	4.6	11.1
Provisions	-	10.3	-	18.5
EBIT less tax and impairment	20.2	-99.5	4.7	166.0

Average invested capital¹⁾	1,993.6	1,736.5	1,865.5	1,752.9
Average impairment ²⁾	42.2	39.8	42.3	41.5
Average invested capital adjusted for impairment	2,035.8	1,776.3	1,907.8	1,794.4

Adjusted RoIC	1.0%	-5.6%	0.2%	9.3%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.
²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, bunkers, accounts receivables, assets held for sale (when applicable), deferred tax liability, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	31 December	31 December
USDm	2021	2020
Tangible and intangible fixed assets	1,960.9	1,748.4
Investments in joint ventures	1.5	1.6
Deferred tax asset	0.7	0.3
Bunkers	48.8	22.5
Accounts receivables ¹⁾	129.6	85.6
Assets held-for-sale	13.2	-
Non-current tax liability related to held over gains	-45.2	-44.9
Trade payables ²⁾	-79.0	-74.1
Provisions	-18.3	-18.3
Current tax liabilities	-0.9	-1.4
Invested capital	2,011.3	1,719.7

¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	29

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	31 December	31 December
USDm	2021	2020
Borrowings	1,148.4	853.3
Loan receivables	-4.6	-4.6
Cash and cash equivalents, including restricted cash	-171.7	-135.6
Net interest-bearing debt	972.1	713.1

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	31 December	31 December
USDm	2021	2020

Vessel values including newbuildings (broker values)	1,926.0	1,585.3
Total (value)	1,926.0	1,585.3

Borrowings ¹⁾	1,148.4	853.3
- Hereof debt regarding Land and buildings & Other plant and operating equipment	-5.6	-8.3
Committed CAPEX on newbuildings	39.9	100.6
Loan receivable	-4.6	-4.6
Cash and cash equivalents, including restricted cash	-171.7	-135.6
Total (loan)	1,006.4	805.4

Net Loan-to-value (LTV) ratio	52.3%	50.8%

¹⁾ Borrowings include long-term and short-term borrowings, excluding lease liabilities related to right-of-use assets, as well as capitalized loan costs.

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	30

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:
	31 December	31 December
USDm	2021	2020
Net Asset Value per share
Total vessel values including newbuildings (broker values)	1,926.0	1,585.3
Committed CAPEX on newbuildings	-39.9	-100.6
Land and buildings	4.8	7.1
Other plant and operating equipment	6.3	6.8
Investments in joint ventures	1.5	1.6
Loan receivables	4.6	4.6
Deferred tax asset	0.7	0.3
Bunkers	48.8	22.5
Freight receivables	84.0	58.6
Other receivables	40.0	24.9
Prepayments	5.6	2.2
Cash position	171.7	135.6
Borrowings ¹⁾	-1,148.4	-853.3
Trade payables	-35.3	-14.4
Current tax liabilities	-0.9	-1.4
Other liabilities	-43.7	-59.8
Provisions	-18.3	-18.3
Total Net Asset Value (NAV)	1,007.5	801.7
Total number of shares, end of period excluding treasury shares (million)	80.7	74.4

Total Net Asset Value per share (NAV/share)	12.5	10.8

¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs.

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities.

TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Furthermore, it expresses TORM’s ability to act and invest when possibilities occur.

	31 December	31 December
USDm	2021	2020
Cash and cash equivalents, including restricted cash	171.7	135.6
Undrawn credit facilities and committed facilities incl. sale & leaseback financing transactions	38.2	132.2
Liquidity	209.9	267.8

Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	Q4 2021	Q4 2020	FY 2021	FY 2020
Net cash flow from operating activities	12.7	20.2	47.9	235.8
Net cash flow from investing activities	-68.7	-36.7	-290.6	-119.8
Free cash flow	-56.0	-16.5	-242.7	116.0

TORM INTERIM RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED 31 DECEMBER 2021	31